October 27, 2023

Mr. Daniel Morris

Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Jet.AI Inc.
Registration Statement on Form S-1
Filed September 8, 2023
File No. 333-274432

Dear Mr. Morris:

We acknowledge receipt of the comments in your letter dated October 5, 2023 and via telephone comment regarding the Registration Statement of Jet.AI Inc. (the “Company”), which we have set out below, together with our responses. All terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Telephone Comment received October 5, 2023.

As requested by the Staff, the Company has checked the description of the shares being sold by the selling stockholders and checked the calculation of fees in the Registration Statement and believes that the fee table as filed was correct.

In light of the change in the market prices of the Company’s securities, the Company has added additional shares to be registered under the Registration Statement to meet its potential obligations under the GEM Share Purchase Agreement, including the possibility of paying the commitment fee in shares in lieu of cash, and has added additional shares and warrants per request from other securityholders that have registration rights. As a result, the Registration Statement now relates to sales of 43,819,408 shares of Common Stock as follows:

●	24,390,627 shares of Common Stock representing shares that have either been issued or are issuable as follows:

○	385,000 shares issued and outstanding to Maxim,
○	112,700 shares issuable to Maxim upon conversion of Series A Preferred,
○	12,300 shares issuable to Maxim in the event the Company declares and issues a PIK dividend on the Series A Preferred Shares,

○	548,127 shares issued to Meteora,
○	400,000 shares issuable to GEM at the Company’s option in lieu of a commitment fee pursuant to the Share Purchase Agreement,
○	20,000,000 shares issuable to GEM in exchange for drawdowns pursuant to the Share Purchase Agreement,
○	57,500 shares issuable upon conversion of the Series A-1 Preferred Shares,
○	2,875,000 shares held by the Sponsor, pursuant to the Sponsor’s registration rights,

●	19,428,781 shares issuable upon exercise of the following warrants

○	11,489,334 shares underlying the JTAIW Warrants,
○	2,179,447 shares underlying the GEM Warrant, and
○	5,760,000 shares underlying the private warrants held by the Sponsor and Maxim, which warrants are exercisable.

Registration Statement on Form S-1 filed September 8, 2023

Cover Page

1.	For each of the shares being registered for resale, disclose the price that the selling stockholders paid for the shares or the securities overlying such shares.

The Company has revised the cover page of the prospectus to highlight the prices at which the selling stockholders acquired, or will acquire, their shares of Common Stock or the securities overlying such shares. We note that the price to be paid by GEM pursuant to the Share Purchase Agreement between the Company and GEM is not definitive at this time and, as a result, we have instead disclosed that such price will be equal to 90% of the average daily closing price during the applicable 30-day drawdown pricing period.

2.	Disclose the exercise price(s) of the warrants compared to the market price of the underlying shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the Prospectus Summary, Risk Factors, MD&A and Use of Proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of the Company to fund your operations on a prospective basis with your current cash on hand.

The Company has revised the disclosure as requested by the Staff.

3.	We note the significant number of redemptions of your common stock in connection with your Extension Amendment Proposal and that the shares being registered for resale will constitute a considerable percentage of your public float. Please revise your disclosure here to include the total number of redemptions of Oxbridge shares in connection with the consummation of your business combination. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Company’s common stock.

The Company has revised the disclosure to include the number of redemptions requested in November 2022 and August 2023 and has highlighted the significant negative impact sales pursuant to the Registration Statement may have on the public trading price.

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Prospectus Summary

Forward Purchase Agreement, page 10

4.	We note your disclosures on pages 10-12 regarding the Forward Purchase Agreement and the FPA Funding Amount PIPE Subscription Agreements. Please revise to explain the purpose for entering into these agreements and the inter-relationship between them. In this regard, we refer to the disclosures on page 11 indicating that the Company paid the Prepayment Amount required under the Forward Purchase Agreement directly from the Trust Account to the PIPE/FPA investors in order to fund the PIPE investments. Please disclose the Prepayment Amount paid by the Company to the PIPE/FPA investors and the net proceeds to the Company from this arrangement. Also, discuss here, and add risk factor disclosure, as appropriate, to address risks associated with these arrangements. Lastly, please revise to indicate whether Oxbridge, Jet Token, the Company, or their directors, officers, advisors or respective affiliates had material relationships with the PIPE/FPA investors at the time the PIPE and FPA agreements were negotiated. We may have additional comments.

The Company has revised the disclosure as requested by the Staff. The Company respectfully advises the Staff that none of Oxbridge, Jet Token, the Company, or their directors, officers, advisors or respective affiliates had material relationships with the Meteora entities and therefore the Company has not added any disclosure to the prospectus.

Risk Factors

Risks Relating to Ownership of Jet.AI Common Stock, page 25

5.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Company’s common stock. To illustrate this risk, disclose the purchase price of the shares being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

The Company has revised the disclosure to include a risk factor regarding the negative pressure potential sales of shares pursuant to the Registration Statement and the sale of shares by private investors, once the lock-up agreements covering such shares are no longer in effect, could have on the public trading price of the Common Stock. The Company respectfully advises the Staff that it does not yet know the price at which GEM will acquire shares under the Share Purchase Agreement.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

6.	We note that the projected revenues for 2023 were $33.9 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the Company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the six months ended June 30, 2023 was approximately $4.7 million. It appears that you will miss your 2023 revenue projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the Company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

The Company has revised the disclosure as requested by the Staff.

Overview, page 43

7.	In light of the significant number of redemptions and the unlikelihood that the Company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Company’s common stock, expand your discussion of capital resources to address any changes in the Company’s liquidity position since the Business Combination. If the Company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company has revised the disclosure as requested by the Staff.

8.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the Company’s common stock. Your discussion should highlight the fact that your institutional investors, who currently beneficial own over 35.6% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

The Company has revised the disclosure as requested by the Staff.

General

9.	Revise your prospectus to disclose the price that each selling stockholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling stockholders acquired their shares and warrants, and the price that the public stockholders acquired their shares and warrants. Disclose that while the selling stockholders may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling stockholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

The Company has revised the disclosure as requested by the Staff.

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10.	We note that you are registering the primary issuance and the resale of such shares under your Share Purchase Agreement with GEM as an indirect primary offering. Please provide us with your analysis as to why you believe you are able to register the primary issuance of these shares. Refer to Securities Act C&DI 139.13.

The Company has revised the disclosure throughout to indicate that only the resale of shares by GEM are being registered. The Company intends to issue shares in the primary offering under the Share Purchase Agreement pursuant to Section 4(a)(2) of the Securities Act.

11.	We note that GEM, a selling stockholder, is the equity line investor under your Share Purchase Agreement dated as of August 4, 2022. Please revise to indicate that GEM is an underwriter. Refer to Securities Act C&DI 139.13.

The Company has revised the prospectus to indicate that GEM may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

12.	Please revise your prospectus to provide the following disclosures with respect to your Share Purchase Agreement with GEM:

●	the material risks of an investment in the Company and in the offering, including:

○	the possibility that the Company may not have access to the full amount available to it under the equity line; and
○	whether GEM can engage in short-selling activities and, if so, how any sale activities after announcement of a put may negatively affect the Company’s share price.

●	the material market activities of the GEM, including:

○	any short selling of the Company’s securities or other hedging activities that the GEM may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
○	how GEM intends to distribute the securities it owns or will acquire.

●	how the provisions of Regulation M may prohibit GEM and any other distribution participants that are participating in the distribution of the Company’s securities from:

○	engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and
○	purchasing shares in the open market while the equity line is in effect.

The Company respectfully advises the Staff that pursuant to Section 4.10 of the Share Purchase Agreement, GEM has agreed that neither GEM nor its affiliates will, directly or indirectly, sell any securities of the Company except those shares that it owns or has the right to purchase pursuant to the agreement. GEM further agreed that neither it nor its affiliates will, directly or indirectly, engage in short sales, whether or not against the box, establish any “put equivalent position” with respect to the Company’s shares, borrow or pre-borrow any shares of the Company, or grant any other right (including, without limitation, any put or call option) with respect to the Company’s shares. As a result, the Company has not included a risk factor discussing the possible impact of such activities by GEM. GEM has agreed in the Share Purchase Agreement that it will comply with Regulation M and Rule 10b-5, among other requirements of the Securities Act and the Exchange Act.

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The Company has revised the disclosure as requested by the Staff to address the possibility that the Company may not have access to the full amount of the equity line and to disclose the contractual provisions applicable to GEM with respect to market activities.

13.	We note that you are seeking to register the primary issuance of the shares underlying the GEM warrant and shares underlying Series A Preferred Shares. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common shares as the overlying securities appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of these underlying securities. For guidance, refer to Securities Act Sections C&DIs 103.04, 134.02 and 239.15..”

The Company has revised the disclosure to clarify that the primary issuance of shares underlying the GEM warrant is not being registered and only the resale by GEM is being registered. Likewise, the Company has revised the disclosure to make clear that only the resale of the Common Stock underlying the Series A Preferred is being registered pursuant to the Registration Statement.

14.	We note you have issued 270,000 shares of common stock to Maxim to settle your payment obligations under the underwriting agreement dated August 11, 2021, and that up to 125,000 shares of common stock are issuable to Maxim upon conversion of Series A Preferred Shares it holds. However, we note that Maxim is offering 510,000 shares for resale under this registration statement. Please explain whether all 510,000 shares being registered for resale by Maxim are deemed outstanding. If all the shares being registered for resale by Maxim are not deemed to be outstanding, please provide your analysis as to why believe you are eligible to register such shares for resale.

The Company confirms that 385,000 shares of Common Stock being registered for resale by Maxim are outstanding, representing 115,000 Class A Ordinary Shares issued to Maxim upon the closing of Oxbridge’s IPO, which shares converted into Jet.AI Common Stock upon the closing of the Business Combination, and 270,000 shares of Jet.AI Common Stock issued at the closing of the Business Combination as part of the settlement of Oxbridge’s obligations under the IPO underwriting agreement. An additional 112,700 shares of Common Stock, represent shares underlying the outstanding shares of Series A Preferred Stock are deemed to be outstanding since the Series A Preferred Stock is convertible at the option of the holder, subject to certain conditions. The remaining 12,300 shares of Common Stock represent a number of shares of Common Stock issuable upon conversion of any PIK Shares that may be issued to Maxim in lieu of cash dividends, which was calculated assuming the accrual of one dividend payment, plus some cushion in case there is an accrual beyond one dividend upon conversion of the Series A Preferred Stock. Dividends on the Series A Preferred Stock began accruing on September 1, 2023. The shares of Common Stock underlying any PIK Shares will not be deemed to be outstanding until such time as the Company declares, to the extent permitted by Delaware law, a dividend on the Series A Preferred Stock and then decides to pay such dividend in PIK Shares. The Company agreed, upon the request of Maxim pursuant to the registration rights agreement, to register a number of shares of Common Stock representing shares underlying potential PIK Shares. The Company has revised the disclosure in the Registration Statement to confirm that the Board has authorized the Company to pay any dividends that accrue in PIK Shares for the foreseeable future.

Thank you again for the opportunity to respond to your questions to the Registration Statement of Jet.AI Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.

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